SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION
                             COA HOUSING GROUP, INC.
                      COACHMEN INDUSTRIES, INC. (OFFERORS)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404-10-7
                      (CUSIP Number of Class of Securities)

                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574

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CALCULATION OF FILING FEE:  Previously Paid


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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on September 20, 2000 by Delaware Miller Acquisition Corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.40 per share, plus a future right to receive $.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

         Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented by replacing the third paragraph in its entirety with the following:

         "Company stockholders are third party beneficiaries of the escrow agreement. Therefore, Company stockholders will be able to enforce their rights under the escrow agreement through a contract action against the entity surviving the Merger brought in a court of competent jurisdiction."

         Section 1 of the Offer to Purchase ("Terms of the Offer") is hereby amended and supplemented by replacing the first sentence of the fourth paragraph with the following:

         "Purchaser will also exercise its express right to waive, in whole or in part, any conditions of the Offer."

         Section 11 of the Offer to Purchase ("The Merger Agreement; Other Arrangements") is hereby amended and supplemented to insert the following after the first paragraph of the subsection "Employment Agreements":

         "The Craig Agreement provides that Mr. Craig shall be paid an annual base salary of $200,000 for the years 2000 and 2001. In addition, the Company shall pay a special bonus to Mr. Craig in an amount equal to $28,000, by the end of each of fiscal years 2001 and 2002. The Craig Agreement also provides that Mr. Craig shall be paid (a) $115,000 on or before December 31, 2001; (b) $115,000 on or before December 31, 2002 and (c) $50,000 on or before December 31, 2003, as remuneration for past consulting services Mr. Craig rendered to the Company (collectively, "Deferred Compensation").

         Pursuant to the Craig Agreement, Parent and the Company will be jointly responsible for payment of all monies under the Craig Agreement.

         The summary of the Craig Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Craig Agreement, including all amendments thereto (with the exception of the amendment to be entered into immediately prior to the Effective Time), copies of which are filed as Exhibits
         (e)(2)(i) through (iv) to the Company's Schedule 14D-9 filed with the SEC on September 20, 2000, and are incorporated herein by reference."

         Section 11 of the Offer to Purchase ("The Merger Agreement; Other Arrangements") is hereby amended and supplemented by replacing the second existing paragraph of the subsection "Employment Agreements" with the following:

         "The Company and Coachmen have entered into modified employment agreements (the "Key Employee Agreements") with the following employees: Dean Bagg, Richard Bedell, Daniel Berdahl, Edward Bollero, John Catalino, Thomas Martini, James Metzler, Neal Moss, Michael Ploutz, Donald Selke, Rob Winks and Rodney Young (collectively, the "Key Employees"), to take effect as of the Effective Time. The term of the Key Employee Agreements is two years. Pursuant to the Key Employee Agreements, the Key Employees will be paid an annual base salary, and will be eligible to participate in any bonus or incentive plan, and to receive any benefits, available for employees of Coachmen or its subsidiaries and for which the Key Employees are qualified. The Key Employee Agreements also provide that the Key Employees will receive options to purchase an aggregate of 24,000 shares of Coachmen stock.

         Each of the Key Employees agrees, under the Key Employee Agreements, for the longer of two years from the effective date of his Agreement or the term of the Agreement (and for any extensions of or amendments to the Agreement), or 12 months after his employment with Coachmen or any of its subsidiaries ends, if the employment ends, either voluntarily or for Cause (as defined below), on or before the second anniversary of the Agreement, not to directly or indirectly compete with, or solicit employees or customers of, Coachmen or any of its subsidiaries. The Key Employee Agreements also restrict the Key Employees from divulging or using confidential information of Coachmen or its subsidiaries.

         The Key Employee Agreements are terminable upon the death or disability of a Key Employee, in which event the Key Employee, or his estate or legal representative, as the case may be, is entitled to payment of salary and bonus through the date of death or termination, respectively. The Key Employee Agreements are also terminable by Coachmen or any of its subsidiaries for "Cause," in which event the Key Employee is entitled to payment of accrued salary and benefits owed through the date of termination. "Cause" is defined in the Key Employee

         Agreements as (i) a material breach of the Agreement which breach has not been cured within 15 days of the Key Employee's receipt of written notice thereof; (ii) misconduct by the Key Employee, including but not limited to theft of company property; (iii) acts of fraud or dishonesty; (iv) negligence or willful neglect of duty or material failure to follow known company policies and directives; (v) reporting to work under the influence of alcohol, drugs or other mind-impairing substances; or (vi) conviction of a felony. In the event that Coachmen or any subsidiary thereof terminates a Key Employee Agreement other than for Cause, Coachmen or such subsidiary must pay to the Key Employee all compensation and benefits contemplated by the Agreement as such compensation and benefits become due thereunder.

         The summary of the Key Employee Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the complete text of the Form of Key Employee Agreement, a copy of which is filed as Exhibit (e)(3) to the Company's Schedule 14D-9 filed with the SEC on September 20, 2000, and is incorporated herein by reference."

         Section 12 of the Offer to Purchase ("Purpose of the Offer and the Merger; Plans for the Company") is hereby amended and supplemented by inserting the following after the second existing sentence of the subsection "Plans for the Company":

         "Following the Merger, Tom Martini and Richard Bedell, two executive offers of the Company, will remain employees of the Company and serve as executive officers. Edward C. Craig will also serve as a director of the Company following the Merger."

         Section 15 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and supplemented by replacing the first sentence of the last paragraph with the following:

         "The conditions set forth above are for the sole benefit of Parent and Purchaser, and all conditions will be waived by Parent and Purchaser on or prior to the Expiration Date."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DELAWARE MILLER ACQUISITION CORPORATION


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary

                            COA HOUSING GROUP, INC.


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary


                            COACHMEN INDUSTRIES, INC.



                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Executive Vice President, General Counsel &
                                     Secretary


Dated: October 18, 2000